June 9, 2005

                                            Via U.S. Mail and Fax (202) 942-9594


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 0407
Washington, D.C. 20549

RE:      Superclick, Inc. Amended Filings
         Form 10-KSB/A for the fiscal year ended October 31, 2004
         Form 10-QSB/A for the quarter ended January 31, 2005
         File No. ___________________

Dear Mr. Spirgel,

This letter is in response to your letter dated May 20, 2005 regarding your review of the above referenced financial statements and your comments thereon. We have enclosed the following:

      1.    An amended Form 10-KSB for the fiscal year ended October 31, 2004,
      2. A redlined version of Form 10-KSB for the fiscal year ended October 31, 2004
      3.    An amended Form 10-QSB for the quarter ended January 31, 2005
      4.    A redlined version of Form 10-QSB for the quarter ended January 31,
            2005

In regard to your comments pursuant to the 10-KSB,

Comment 1 - Update your results of operations to reflect the restated financial statements.

In the Management's Discussion and Analysis, we have updated the results of operations to reflect the restated financial statements.

Comment 2 - Please revise your liquidity discussion to discuss your cash flow from operations for the year ended October 31, 2004. In addition, include a discussion of investing and financing cash flow activities. Finally provide a discussion of your going concern opinion and how you plan to finance your operations for the next 12 months.

We have revised our liquidity discussion in the section entitled "The Company's Liquidity Plan" in the MD&A to further discuss cash flow from operations recognizing that the cash outflow from operating activities for the year ended October 31, 2004 was $(848,246). We have also included a discussion of investing and financing cash flow activities for the year ended October 31, 2004, as well as a discussion of our independent registered public accounting firm, Bedinger & Company's "going concern" comment on our Company and the Company's intention to continue to finance operations for the foreseeable future through further equity and/or debt financing instruments. We recognize that the Company cannot guarantee that it will be successful in these efforts.

Comment 3 - It appears that you recorded gain on forgiveness of debt of $299,441 for the year ended October 31, 2003. However, the total does not carry to the since inception column.

The gain on forgiveness of debt should have been stated at $169,441, which represents the forgiveness of three notes from Superclick Networks, Inc. that were forgiven during the fiscal year ended October 31, 2003. The additional amount of $130,000 represents the forgiveness by Superclick, Inc. of the note from Superclick Networks, Inc. The $130,000 should have been eliminated during consolidation. This was an error on our part and has been corrected in the restated financial statements for the Years Ended October 31, 2004 and 2003.

Comment 4 - Please discuss and disclose accounting policy regarding revenue recognition for maintenance fees, call center support and improvements to the system.

We recognized the maintenance and upgrade revenue at the time of renewal or installation as the fee was non-refundable and the upgrade/maintenance portion of the fee was estimated to be a minimal portion of the revenue (4% in 2002 and 1% in 2003). In the beginning Superclick Networks, Inc. customer support was provided on a best effort basis and constituted a minimal part of contract sales. The equipment and technical element of the sales were also charged at lower than other vendor's in similar industry to facilitate breaking into the market and establishing a name for the Company. Until the fiscal year ended October 31, 2004 the customer support department was small and facilitation by customers was negligible. Upgrades consisted of patches to software applications where a deficiency was detected and were minimal and infrequent. During the end of fiscal year 2003 the Company reevaluated charges for maintenance and upgrades and based its pricing on other vendor's charges for similar services. Those items taken together were perceived to be de minimus and the deferral of revenue for years ended October 31, 2003 and 2002 were deemed to be immaterial.

As we have grown our revenue stemming from maintenance and upgrade revenues and our customer support department has grown and the need to defer revenue over the life of the customer support contract was not done. We charge the customer separately for the maintenance and upgrade element of our fees. Therefore, we have evaluated what portion of the maintenance/upgrade revenue should be recognized over the straight-line basis and have deferred the unearned portion which is recognized as an increase in deferred revenue in the amount of $258,298 and a decrease to revenue in the amount of $239,031, noting a difference for foreign currency translation.

In response to our oversight we have established new policies to track the revenue generated from maintenance and upgrade revenue. Additionally, we have described below our significant accounting policies regarding this revenue stream in both the financial statements and the MD&A potion of our filings. They are as follows:

The Company has adopted Statement of Position (SOP) 97-2, Software Revenue Recognition, as well as SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. The SOPs generally require revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair market values of each of the elements. The fair value of an element must be based on vendor-specific objective evidence (VSOE) of fair value. Software license revenue allocated to a software product is recognized upon delivery of the product, or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple obligations, the Company allocates revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

We have considered EITF 00-21, Accounting for Revenue Arrangements With Multiple Deliverables, which identifies when separation of sales arrangements for revenue recognition purposes is appropriate. We have determined that a portion of our revenue generated from maintenance and upgrades should be recognized over the period of the individual contracts and not at the time of initial charge to the customer. As stated above, we charge and track the maintenance/upgrade revenue separately and have based our fees on those of other vendor's in our industry.

We have also considered Item 5-03(b) of Regulation S-X. It was only during the year ended October 31, 2004 that our revenue generated from services (maintenance/upgrade, consulting and technical support) exceeded 10% of the total revenue. We have reclassified the revenue generated from those services in the restated financial statements in accordance with Item 5-03(b) of Regulation S-X.

Comment 5 - Non-consolidation of forgiveness of loan to Superclick Networks, Inc. from Superclick, Inc.

Please refer to answer under item 3.

Comment 6 - Note M Restatement.

We have revised our statement that "the SEC determined the acquisition of Superclick Networks, Inc. was a reverse merger" to "In March, 2005 we concluded that the acquisition of Superclick Networks, Inc. was a reverse merger or recapitalization."

Comment 7 - In view of the determination that your accounting was inconsistent with the accounting literature and revision of the financial statements, it appears that your disclosure controls and procedures were ineffective as of December 31, 2004 and for your subsequent completed quarterly periods. Please revise, or tell us why you believe that they are effective.

We have concluded that certain of our internal controls were deficient as of the year ended October 31, 2004 and certain materials weakness existed. We have also included a discussion on steps the Company is taking to address those issues.

In particular,

(a) Evaluation of disclosure controls and procedures

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and participation of our management, including the Company's Acting President and Acting Chief Financial Officer (who is the principal accounting officer), both of whom were appointed in the interim capacity in April, 2005, to evaluate the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, it was determined that our internal controls over the revenue recognition of our accounting staff with respect to revenue recognition in conjunction with service contract revenue was deficient. Specifically, the deferral and amortization over the life of a contract was not performed. In addition, we identified that certain issued and outstanding options that permit "cashless exercise" should be subject to variable plan accounting treatment under applicable accounting standards. Accordingly, previously unrecognized compensation expense needed to be recognized as compensation expense in our previously issued financial statements under the Financial Accounting Standards Board's Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25" (Issue Date 3/00).See Note H to Notes to Financial Statements commencing at Page F-24 of this report.

Our interim President and Principal Financial Officer have also identified certain additional deficiencies, including a lack of an appropriately rigorous system of policies and procedures for the internal review of financial reports, including inadequate staffing, training and expertise and improper accounting procedures for grants with "cashless exercise" provisions per Financial Accounting Standards Board's Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25". Our independent registered public accountants, Bedinger and Company have indicated that they considered these deficiencies to be material weaknesses as that term is defined under standards established by the Public Company Accounting Oversight Board (United States). These material weaknesses included the following: the ineffectiveness of a rule compliance checking procedure for SEC filings.

In light of the need for a restatement and the material weaknesses in our internal controls, commencing in the third quarter of our 2005 fiscal year, we are beginning to undertake a review of our disclosure, financial information and internal controls and procedures. This review will include our efforts by our management and directors, as well as the use of additional outside resources. We are committed to addressing our control environment and reporting procedures.

Our management, including our interim Chief Executive Officer and Interim Principal Financial Officer, does not expect that disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud, even as the same are improved to address any deficiencies. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation of a cost-effective control system, misstatements due to error and fraud may occur and not be detected.

(b) Changes in internal controls

Subsequent to the date of the evaluation referenced above, the Company recognized certain material weaknesses in its internal controls and procedures:

o Lack of appropriately rigorous system of policies and procedures for the internal review of financial reports, including inadequate staffing, training and expertise.
o Improper accounting procedures for grants with "cashless" exercise provisions for Financial Accounting Standards Board's Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25".

We have rescinded our cashless exercise provision for all outstanding option grants pursuant to a resolution adopted by the Board of Directors of the Company on June 1, 2005. Thus we expect that variable accounting will no longer be required after the end of the Company's fiscal quarter ended July 31, 2005.


Comment 8 - Please amend your certifications to conform exactly to the form provided for in the revised rules release effective August 14, 2003....Also, revise the certifications that were filed as exhibits to your subsequent Form 10-QSB/A.

We have amended our certifications to conform to the form provided in the revised rules release effective August 14, 2003. In exhibits 31.1 and 31.2 we have restated the "Rule 13(a)-14(a)/15d-14(a)" to "Rule 13a-15(e)/15d-15(e)."


          Form 10-QSB/A for the quarterly period ended January 31, 2005

Comment 9 - Revise to Comply with the above comments to the extent applicable.

We have made amendments to the Form 10-QSB/A to the Financial Statements to reflect the deferral of maintenance and upgrade revenue, the difference for compensation expense due to the implementation of variable pricing for stock options, and elimination of the gain on loan forgiveness; to Part I, Item 2 (MD&A) to (a) update the results of the Company's operations to reflect the restated financial statements, (b) to revise the management's discussion on the Company's financial condition and to discuss its financing activities as well as its "going concern" status and to Part 1, Item 3 (Controls and Procedures) to note that certain of our internal controls were deficient as of the Quarter ended January 31, 2005 and certain material weaknesses existed as well, including a discussion on steps the Company is taking to address those issues (see also Comment 8 above). In addition, we have amended the signature page and Certifications to reflect a change in reference from "Rules 13a -14(c) and 15d - 14 (c)" to "Rules 13a - 15(e) and 15d - 15(e)" which became effective on August 14, 2003.

Comment 10 - Recognition of all deferred revenue recognized at October 31, 2004 during quarter ended January 31, 2005.

The deferral of revenue in the amount of $256,896 at October 31, 2004 represents the amount of prepayments we had received for services and installations yet to be performed. These services and installations took place during the quarter ended January 31, 2005. Revenue recognized during the quarter ended January 31, 2005 has been reduced by approximately $78,000. This change reflects the partial recognition of revenues deferred at October 31, 2004 and the deferral of revenues previously recognized in that quarter that have been deferred to a future period in conjunction with our adoption of SOP-97-2. Please also refer to our answer in item 4 for further details.

Comment 11 - Discuss cashless options

The plan was adopted during the fiscal year ended October 31, 2004. We used the fixed accounting method allowed under Accounting Principles Board (APB) Opinion No. 25 and provided pro forma disclosure information under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Upon preparation of our response to your request for information regarding our cashless options we identified an error in the accounting treatment of such options. We have therefore, reevaluated and restated our compensation expense relating to our issued options to comply with Financial Accounting Standards Board Interpretation No. 44. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the end of each reporting period over the amount an employee must pay to acquire the stock, amortized over the vesting period. All of our options currently have a cashless exercise feature and we will therefore continue to apply this accounting method until such time we adopt SFAS 123R.

In connection with this change in accounting methods from fixed to variable accounting the Company recognized an increase in compensation cost of $48,347 for the year ended October 31, 2004 and a decrease of $4,778 for the quarter ended January 31, 2005 due to change from fixed to variable accounting methods and the fluctuation in stock price.

Comment 12 - Revise to apply the definition of disclosure controls and procedures found in Rules 13a-15(e) and 15d-15(e) which became effective on August 14, 2003.

See Comment 9 above.

Comment 13 - Furthermore, it is not clear whether, in making their conclusions in your subsequent Form 10QSB/A your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please disclose whether your certifying officers concluded, as of the end of the period covered by each report, that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Also disclose whether you certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding disclosure.

In making our conclusion in our subsequent Form 10-QSB/A our certifying Interim CEO and Interim CFO incorrectly made the initial conclusion that our Company's disclosure controls and procedures were effective in ensuring that the information required to be disclosed by the Company in its reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, the certifying Interim CEO and Interim CFO incorrectly concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files and/or submits under the Exchange Act is accumulated and communicated to its management, including the certifying officers that would allow for timely decisions regarding disclosure.

Upon further review and investigation, the management and certifying officers has concluded that certain of its internal controls were deficient as of the date that it submitted its Form10-QSB/A and that certain of its internal controls were materially weak (see Comment 9 above). The management believes that a substantial cause in the in incorrectness of the management initial conclusions that its controls and procedures were effective were based on the fact that its review and administration of its internal controls was undermined in an extraordinary manner as a consequence of the transition that it was undergoing in separation of its incumbent management team (its CEO and CFO) with an Interim management team concurrently with its submission of the Form 10-QSB. As a consequence of the transitory environment in which the Interim team did not sufficiently review the Form 10-QSB prior to its submission to the Securities and Exchange Commission.

The Interim management team has since had sufficient opportunity to assess the status of its internal controls and procedures and has made the assessment that certain deficiencies and weaknesses exist and have taken initial steps in curing those deficiencies and weaknesses (see Comment 9 above).

Comment 14 - In addition, it is not clear in your disclosure in the 10-QSB/A whether the problems with internal controls amounted to material weaknesses. Please revise to state whether you have determined the deficiencies were significant deficiencies that, individually or in the aggregate, constituted material weaknesses in your internal control over financial reporting.

See Comments 9 and 13 above.

If you have any questions or require any clarifications or supplemental information, please contact me at your convenience.

Sincerely,


Todd M. Pitcher
Interim Chief Financial Officer
Superclick, Inc.
3435 Aldford Drive
San Diego CA 92111
(p) - (858) 518-1387
(f) - (858) 279-1799
tpitcher@san.rr.com